

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2006

<u>via U.S. Mail and facsimile</u>
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

> **Re:** **New Generation Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-24623**
> **Filed September 13, 2006**
> **Annual Report on Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2005, as amended**
> **Quarterly Reports on Form 10-QSB for the Fiscal Quarters Ended March**
> **31, 2006, June 30, 2006 and September 30, 2006, as amended**
> **File No. 0-24623**
>
> **Plastinum Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **File No. 0-52128**
> **Filed November 30, 2006**

Dear Mr. Mot:

        This letter is a follow-up to the oral comments we gave you on December 12, 2006. We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

New Generation Holdings, Inc.

Form 10-KSB/A

General

1.   We note that your correspondence, dated November 13, 2006, to EDGAR
        continues to remain un-submitted. As previously requested, please submit all
        applicable correspondence to EDGAR.

Item 8/A Controls and Procedures, page 16

2.   We note your statement that your disclosures were not effective "to ensure timely
        reporting with the Securities and Exchange Commission." Please remove the
        qualification that your disclosure controls were ineffective only as to timely
        reporting and state whether you disclosure controls were effective or were not
        effective. Please provide further disclosure descriptive of the specific
        circumstance(s) which existed that resulted in the restatement of your financial
        statements and how you intend to resolve it.

Quarterly Report on Form 10-QSB for the Fiscal Quarter ended September 30, 2006, as
amended

Consolidated Balance Sheet, page F-3

3.   Please tell us how you have accounted for the 2006 issuances of Plastinum shares
        and warrants to settle your liabilities.

4.   Please explain why you believe that it is appropriate to report Plastinum as a
        discontinued operation. Refer to paragraph 42 of SFAS 144.

Plastinum Corp.

Form 10-SB/A2 filed November 30, 2006

General

5.   We note that you have only submitted your correspondence dated November 13,
        2006 to EDGAR. Please submit as correspondence with in Platinum's file to
        EDGAR within Plastinum's all previous correspondence relating to Plastinum to
        EDGAR.

6.   Please provide an explanatory note prefacing your document summarizing the reasons for the amendment including the error correction allocating expenses attributable to Plastinum. Please refer to Regulation S-B, Item 10(c)(1).

Security Ownership of Certain Beneficial Owners and Management, page 12

7.   Please identify the line item(s) that notes 3 and 4 address.

8.   It appears that you may need to update your table to a more recent date. We note your disclosure on page 15 which indicates that stock options were granted to Mr. Mott and Mr. Sulzer. We also note your disclosure on page 16 that Mr. Mott converted a loan in July 2006 for preferred shares that vote together with the common shares.

Certain Relationships and Related Transactions, page 16

9.   Please clarify Mr. Bottinelli's relationship to the company.

Financial Statements of the Fiscal Years Ended December 31, 2005 and 2004

Note B – Capital Stock and Stockholders' Equity, page F-13

10.   Please reconcile the total number of authorized shares reported after the amendment to the certificate of incorporation of 760 million to your disclosure in note D on page F-14.

11.   Please disclose how you have accounted for and valued the issuance of your common shares and warrants to settle your parent's liabilities. Also, please explain why these amounts are reported as a reduction of additional paid in capital.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3740 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alan Ederer, Esq. (via facsimile (516) 622-9212)
    J. Davis
    J. Duersch
    D. Levy